EXHIBIT A

COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

IF YOU DO NOT WANT TO SELL YOUR SHARES OF BENEFICIAL INTEREST
AT THIS TIME, PLEASE DISREGARD THIS NOTICE. THIS IS SOLELY NOTIFICATION OF THE FUND’S

TENDER OFFER.

May 2, 2024

Dear Hamilton Lane Private Assets Fund Shareholder:

We are writing to inform you of important dates relating to a tender offer by Hamilton Lane Private Assets Fund (the “Fund”). If you are not interested in having the Fund repurchase some or all of your shares of beneficial interest (including fractions thereof) (“Shares”) valued as of June 30, 2024, please disregard this notice and take no action.

The tender offer period will begin on May 2, 2024 and will end at 11:59 p.m., Eastern Time, on May 31, 2024, at which point the tender offer will expire. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund that hold Shares. Shares may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender all or some of your Shares for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal so that it is received by UMB Fund Services, Inc. (“UMBFS”) no later than May 31, 2024. If you do not wish to have all or some of your Shares repurchased, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO HAVE ANY OF YOUR SHARES REPURCHASED.

If you would like to tender your Shares, you should complete, sign and either (i) mail or otherwise deliver the Letter of Transmittal to Hamilton Lane Private Assets Fund, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3140, Attention: Tender Offer Administrator; or (iii) email it to AutoAIProcessing@umb.com (if by email please only submit one Tender Offer per email, emails are automatically encrypted, any additional encryption would prevent acceptance); so that it is received before 11:59 p.m., Eastern Time, on May 31, 2024.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Tender Offer Administrator at UMBFS at (888) 882-8212.

Sincerely,

Hamilton Lane Private Assets Fund